

August 8, 2012

Via E-mail
Joseph E. Teichman
General Counsel
The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, NJ 08701

Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.
**   Amendment No. 2 to Form S-11**
**   Filed July 26, 2012**
**   File No. 333-177753**

Dear Mr. Teichman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to incorporate the Form 8-K filed on July 30, 2012 or advise.

2.   We note your response to comment 2 that the "maximum initial public offering" amount includes the use of proceeds that have already been raised. Considering you raised significantly less than the maximum amount registered, please revise the table to reflect the amount raised to date and the uses of such offering proceeds, including the amount used to pay distributions.

3.   We note your response to comment 4. If the return threshold that triggers payments to your sponsor is measured based on the distributions paid and does not take into account any decreases in the value of your assets, please highlight the conflict created by this arrangement where you disclose the purchases by your sponsor as a means to mitigate fees paid. Since your sponsor received consideration from your operating partnership, it is not clear how you determined that total proceeds available for investment are 98.9%. Please clarify.

Compensation Table, page 74

Subordinated Payments, page 81

4.   Once the shareholder 7% threshold is meet, please clarify the measurement that is used to determine the payment made to your sponsor. Are you limited to cash flows from operations that exceed the distributions paid to shareholders?

Acquisition of a TownePlace Suites Hotel, page 144

5.   We note that your JV took out a $6 million loan on the property that you purchased for $12 million. Please revise to discuss the purpose of the loan.

Prior Performance

Table III, page A-7

6.   We note your response to comment 5. Please revise to include a footnote to the table, to explain what constitutes "other."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Peter M. Fass
Proskauer Rose LLP
Via E-mail